[redacted]

09011875

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

❑ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to ______________________

Commission file number 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Computer Dynamics, Inc. 401(k) and Profit Sharing Plan
(Formerly Total Control Products, Inc. 401(k) and Profit Sharing Plan)
7640 Pelham Road
Greenville, SC 29615-5736

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Computer Dynamics, Inc. 401(k) and Profit Sharing Plan
(Formerly Total Control Products, Inc. 401(k) and Profit Sharing Plan)

Date June 15, 2009

Karen McGregor
(Signature)*
Name: Karen McGregor
Title: Finance Payroll Administrator

**Print name and title of the signing official under the signature.*

SEC Mail Processing Section
JUN 25 2009
Washington, DC
110

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

Computer Dynamics, Inc.
401(k) and Profit Sharing Plan
(formerly known as the Total Control Products, Inc. 401(k) and Profit Sharing Plan):

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-158069) of the General Electric Company of our report dated June 15, 2009, relating to the statements of net assets available for plan benefits of the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan (formerly known as the Total Control Products, Inc. 401(k) and Profit Sharing Plan) as of December 31, 2008 and 2007 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008 and schedule H, line 4a- schedule of non-exempt transactions for delinquent participant contributions for the year ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan (formerly known as the Total Control Products, Inc. 401(k) and Profit Sharing Plan).

KPMG LLP

New York, New York
June 15, 2009

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN

(Formerly known as the Total Control Products, Inc.
401(k) and Profit Sharing Plan)

Financial Statements and Supplemental Schedules

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN

(Formerly known as the Total Control Products, Inc.

401(k) and Profit Sharing Plan)

December 31, 2008 and 2007

Table of Contents

[i] Schedules required by Form 5500 which are not applicable have not been included.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Computer Dynamics, Inc. 401(k) and Profit Sharing Plan
(formerly known as the Total Control Products, Inc. 401(k) and Profit Sharing Plan)

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan (formerly known as the Total Control Products, Inc. 401(k) and Profit Sharing Plan) (the "Plan") as of December 31, 2008 and 2007, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan (formerly known as the Total Control Products, Inc. 401(k) and Profit Sharing Plan) as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 and schedule H, line 4a – schedule of non-exempt transactions for delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 15, 2009

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN
(Formerly known as the Total Control Products, Inc.
401(k) and Profit Sharing Plan)
Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets		
Investments, at fair value (note 3):	$ 2,705,029	$ 3,986,300
Loans to participants	143,893	96,735
Participant contributions receivable	6,912	14,799
Employer contributions receivable	4,020	8,435
Accrued dividends and interest	4,862	3,660
Total assets	2,864,716	4,109,929
Net assets available for plan benefits, prior to adjustment	2,864,716	4,109,929
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	6,832	20,025
Net assets available for plan benefits	$ 2,871,548	$ 4,129,954

See accompanying notes to financial statements.

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN
(Formerly known as the Total Control Products, Inc.
401(k) and Profit Sharing Plan)
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Additions (reductions) to net assets attributed to:		
Investment income:		
Net (depreciation)/appreciation in fair value of investments (note 3)	$ (1,226,532)	$ 11,733
Dividends and interest	136,690	257,744
Total investment (loss)/income	(1,089,842)	269,477
Interest on loans to participants	7,334	7,481
Contributions:		
Participant	220,275	199,840
Employer	25,917	108,676
Total contributions	246,192	308,516
Total (reductions)/additions	(836,316)	585,474
Deductions from net assets attributed to:		
Benefits paid to participants	405,956	243,894
Expenses and loan fees (note 1)	16,134	650
Total deductions	422,090	244,544
Net (decrease)/increase	(1,258,406)	340,930
Net assets available for plan benefits at:		
Beginning of year	4,129,954	3,789,024
End of year	$ 2,871,548	$ 4,129,954

See accompanying notes to financial statements.

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN

(Formerly known as the Total Control Products, Inc.

401(k) and Profit Sharing Plan)

Notes to Financial Statements

December 31, 2008 and 2007

(1) Description of the Plan

The Computer Dynamics, Inc. 401(k) and Profit Sharing Plan (the "Plan") (formerly known as the Total Control Products, Inc. 401(k) and Profit Sharing Plan) is a defined contribution plan covering employees of Computer Dynamics, Inc. (the "Company"), whose ultimate parent is General Electric Company ("GE"), who have completed three months of service and have reached the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. ("MG Trust") is the Plan's custodian and Ascensus, Inc. is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Computer Dynamics, Inc. 401(k) and Profit Sharing Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 1% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund primarily invests in shares of GE Common Stock, with a small portion of the fund held in cash or other short-term investments to provide liquidity.

(b) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(c) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(d) GE Institutional Small-Cap Equity Fund – The fund invests primarily in equity securities of small-cap companies that management believes are undervalued by the market but have solid growth prospects. These companies generally have market capitalizations that fall within the range of the Russell 2000 index.

(e) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(f) Three funds which seek varying levels of capital growth and/or income:

GE Aggressive Allocation Fund

GE Moderate Allocation Fund

GE Conservative Allocation Fund

These funds primarily invest in underlying equity GE funds such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

(g) GE Institutional Premier Growth Equity Fund – The fund seeks long-term capital appreciation and future income. The fund normally invests at least 65% of assets in equity securities. The fund may invest in companies of any size, although it primarily invests in larger companies.

(h) State Street Stable Income Fund ("Stable Income Fund") – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are distributed annually to participants.

Participants may elect to defer up to 15% of their compensation before tax subject to limitations imposed by law. Eligible employees may make "rollovers" to the Plan if they qualify for "rollover" treatment.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were $15,500 in both 2008 and 2007. For other participants, the 2008 and 2007 limits were generally $20,500.

Employer Contributions

The Company provides a matching contribution equal to 100% up to the first 3% of eligible compensation before tax. The Company may also provide an additional discretionary contribution to the Plan. There were no discretionary contributions made in 2008 and 2007.

Vesting

Participants are fully vested in their contributions to the Plan and earnings thereon. The Plan provides for participants to be vested in Company matching and discretionary contributions and earnings thereon as follows:

Years of Service	Percent
Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%

Forfeitures

At December 31, 2008 and 2007 forfeited non-vested amounts (including unrealized appreciation) totaled $1,105 and $103,574, respectively. During 2008, forfeitures amounting to $14,980 and $84,678 were utilized to pay Plan expenses and reduce Company contributions, respectively. No forfeitures were used to pay Plan expenses or reduce Company contributions during 2007. (Losses)/Gains on forfeiture balances were ($4,079) and $5,637 in 2008 and 2007, respectively. Additions to forfeiture balances were $1,268 and $394 during 2008 and 2007.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Loans to Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Loans to participants at December 31, 2008 and 2007 were $143,893 and $96,735, respectively. Interest from loans to participants for the years ended December 31, 2008 and 2007 was $7,334 and $7,481, respectively.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59 ½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70 ½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, vested employer contributions and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or a direct rollover. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies as a direct rollover.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including record-keeping expenses and trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses. For the mutual funds, investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared using the accrual methods of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Income Fund are reinvested in the fund and reflected in dividends.

Investment in the collective trust fund is carried at the net asset value as determined using the estimated fair value of the investments in the respective fund on the last day of the Plan year. The estimated fair value of the investment in the Stable Income Fund is then adjusted to contract value as shown in the Statements of Net Assets Available for Plan Benefits.

(d) Loans to Participants

Loans to participants equal the outstanding principal balance plus accrued interest, which approximates fair value.

(e) Payment of Benefits

Benefit payments to participants are recorded when paid.

(f) Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's asset.

(g) Reclassifications

Certain prior year amounts have been reclassified to comfort to current year presentation.

(3) Investments

The following is a summary of the fair value of the Plan's investments at December 31, 2008 and 2007:

	2008		2007	
GE Common Stock Fund:				
Cash and cash equivalents	$ 14,267		$ 27,493	
GE Common Stock	242,854	*	374,118	*
Mutual funds:				
GE Institutional Income Fund	276,443	*	323,965	*
GE Institutional International Equity Fund	221,993	*	524,590	
GE Institutional Small-Cap Equity Fund	374,793	*	601,393	*
GE Institutional U.S. Equity Fund	302,020	*	647,399	*
GE Aggressive Allocation Fund	160,671	*	282,141	
GE Moderate Allocation Fund	130,198		140,637	
GE Conservative Allocation Fund	85,905		152,539	
GE Institutional Premier Growth Equity Fund	226,780	*	367,526	*
Total mutual funds	1,778,803		3,040,190	
Collective trust fund:				
State Street Stable Income Fund	669,105	**	544,499	**
Total Investments, at fair value	$ 2,705,029		$ 3,986,300	

* Investment option represents more than 5% of the Plan's net assets.
** Contract value at December 31, 2008 and 2007 for the Stable Income Fund was $675,937 and $564,524, respectively. The amounts presented in the table reflect fair value and also represent more than 5% of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought, sold as well as held during the year) (depreciated)/appreciated during 2008 and 2007 as follows:

	2008	2007
GE Common Stock Fund	$ (240,718)	$ 11,405
Mutual funds	(985,814)	328
Total	$ (1,226,532)	$ 11,733

Dividends for the years ended December 31, 2008 and 2007 were $136,690 and $257,744, respectively.

The average yield of the underlying assets earned by the Plan from the Stable Income Fund was 2.96% and 3.57% at December 31, 2008 and 2007, respectively. The average crediting interest rate was 3.48% and 5.41% at December 31, 2008 and 2007, respectively.

(4) Fair Value Measurements

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standards 157, *Fair Value Measurements* ("SFAS 157"), for all financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 establishes a three-level valuation hierarchy based upon observable and unobservable inputs.

For financial assets and liabilities, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities primarily include the GE Common Stock component of the GE Common Stock Fund and mutual funds.

When quoted market prices are unobservable, we use quotes from independent pricing vendors based on recent trading activity and other relevant information including market interest rate curves, referenced credit spreads and estimated prepayment rates where applicable. These investments are included in Level 2. In infrequent circumstances, our pricing vendors may provide us with valuations that are based on significant unobservable inputs, and in those circumstances we classify the investment securities in Level 3.

The Plan's ownership in the collective fund is carried at fair value based on the investment's net asset value per unit and included in Level 2.

The following table presents our investments measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
GE Common Stock Fund				
Cash and cash equivalents	$ 14	$ —	$ —	$ 14
GE Common Stock	243	—	—	243
Mutual funds	1,779	—	—	1,779
Other investments:				
State Street Stable Income Fund	—	669	—	669
Total Investments, at fair value	$ 2,036	$ 669	$ —	$ 2,705

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during the period.

(5) Risk and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund and a variety of investment funds, consisting of mutual funds and a collective trust fund. The investment funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across ten participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping functions for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated October 17, 2002, that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

During 2008, the Company failed to remit to the Plan's trustee certain employee contributions within the period prescribed by Department of Labor regulations. See Schedule H, Line 4a – Schedule of Non-Exempt Transactions for Delinquent Participant Contributions on the supplemental schedules.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(9) Reconciliation of Financial Statements to Form 5500

Loans to participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2008 and 2007 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

	2008	2007
Total Investments, at fair value per financial statements	$ 2,705,029	$ 3,986,300
Loans to participants	143,893	96,735
Total Investments per Form 5500	$ 2,848,922	$ 4,083,035

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net Assets Available for Plan Benefits, per the financial statements	$ 2,871,548	$ 4,129,954
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,832)	(20,025)
Net Assets Available for Plan Benefits, per the Form 5500	$ 2,864,716	$ 4,109,929

	2008	2007
Total Investment Income, per the financial statements	$ (1,082,508)	$ 276,958
Adjustment from contract value to fair value for fully benefit responsive investment contracts for current period	(6,832)	(20,025)
Adjustment from contract value to fair value for fully benefit responsive investment contracts for prior period	20,025	6,325
Total Investment (Loss)/ Income, per the Form 5500	$ (1,069,315)	$ 263,258

(10) Subsequent Events

On February 27, 2009, Galliard Capital Management, Inc. ("Galliard") replaced SSgA as investment manager of the Stable Income Fund. In connection with this investment manager transition, the Stable Income Fund's unitholders informed SSgA that Galliard would have wrap provider contracts in place as of February 27, 2009, which should maintain the fully benefit-responsive nature of the investment contracts and continue to permit contract value accounting.

On May 15th, 2009 the following changes occurred for the Plan's investment options:

The American Century One Choice Portfolio: Conservative will replace the GE Conservative Allocation Fund.

The American Century One Choice Portfolio: Moderate will replace the GE Moderate Allocation Fund.

The American Century One Choice Portfolio: Aggressive will replace the GE Aggressive Allocation Fund.

The American Century One Choice Portfolios are "funds of funds" meaning that each American Century One Choice Portfolio seeks to achieve its objective by investing in other American Century mutual funds (underlying funds) that represent a variety of asset classes and investment styles. Each American Century One Choice Portfolio's asset mix is intended to diversify among stocks, bonds and cash equivalents.

Supplemental Schedule I

COMPUTER DYNAMICS, INC. 401(k)
AND PROFIT SHARING PLAN
(Formerly known as the Total Control Products, Inc.
401(k) and Profit Sharing Plan)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

	Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares		Current value
*	MG Trust Company	Cash and cash equivalents	14,267	$	14,267
*	GE Common Stock Fund	Common stock	14,991		242,854
*	GE Institutional Income Fund	Mutual fund	31,414		276,443
*	GE Institutional International Equity Fund	Mutual fund	25,056		221,993
*	GE Institutional Small-Cap Equity Fund	Mutual fund	42,254		374,793
*	GE Institutional U.S. Equity Fund	Mutual fund	37,565		302,020
*	GE Aggressive Allocation Fund	Mutual fund	17,852		160,671
*	GE Moderate Allocation Fund	Mutual fund	15,518		130,198
*	GE Conservative Allocation Fund	Mutual fund	11,185		85,905
*	GE Institutional Premier Growth Equity Fund	Mutual fund	39,647		226,780
*	State Street Stable Income Fund	Collective trust fund	669,105		669,105
	Total Investments, at fair value			$	2,705,029
*	Loans to participants	30 loans to participants with interest rates of 4.00% to 9.25%	—		143,893
	Total Loans to participants			$	143,893
	Total Assets held at end of year			$	2,848,922

* Party in interest as defined by ERISA.

Supplemental Schedule II

Computer Dynamics, Inc. 401 (k) and Profit Sharing Plan
(Formerly known as the Total Control Products, Inc.
401(k) and Profit Sharing Plan)

Schedule H, Line 4a – Schedule of Non-Exempt Transactions for Delinquent Participant Contributions

Year ended December 31, 2008

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction, including rate of interest	(d) Amount on line 4a	(e) Lost interest
Computer Dynamics, Inc. 401 (k) and Profit Sharing Plan (formerly known as the Total Control Products, Inc. 401(k) and Profit Sharing Plan)	Plan sponsor	2008 employee contributions not deposited in the Trust in a timely manner	$ 335	$ 2

During 2008, the Company failed to remit to the Plan's trustee certain employee contributions totaling $335 within the period prescribed by Department of Labor regulations. Delays in remitting contributions to the Trustee were due to administrative errors, and the Company made contributions to the affected participants' accounts to compensate those participants an aggregate of $2 for potential lost income due to the delays. The Company has taken corrective actions.